

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2021

Matthew Chen
Chief Executive Officer
Flag Ship Acquisition Corporation
260 Madison Avenue, 8th Floor
New York, NY 10016

> **Re: Flag Ship Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed November 12, 2021**
> **File No. 333-261028**

Dear Mr. Chen:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed November 12, 2021

Cover Page

1. We note your disclosure that risks and uncertainties related to the disallowance of the VIE structure could have a material adverse effect on your business. Please disclose that the legal and operational risks associated with being based in or acquiring a company that does business in China could result in a material change in your or the target company's post-combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Summary
General, page 2

2. Please discuss how the variable interest entity corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of a holding company with respect to its contractual arrangements with a VIE, its founders and owners and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

The Offering, page 6

3. We note your disclosure that your shares may be prohibited from trading on a national exchange under the Holding Foreign Companies Accountable Act. Please clarify that being delisted from trading on a national exchange and being prohibited from being traded over-the-counter are both potential consequences under the Holding Foreign Companies Accountable Act.

Summary of Risk Factors, page 24

4. Please clarify that the Chinese government may intervene or influence your operations at any time.

Proposed Business
Manner of Conducting Redemptions, page 82

5. We are unable to locate disclosure responsive to prior comment 1 and reissue the comment. Please revise to compare and contrast the information you will provide to shareholders through the Schedule TO with information required by a proxy statement subject to Regulation 14A.

Note 6 - Shareholder's Deficit
Rights, page F-12

6. Please disclose how you will account for rights included in the units for sale in the proposed public offering and private placement and how you will determine their fair value. Further make clear if at all, how the business combination contingency (i.e., whether you will be the surviving entity or not) will affect the accounting for such rights at inception and as of the business combination date.

Warrants, page F-13

7. Please identify all forms of warrants covered by the warrant agreement in Exhibit 4.5 and their similarities/ differences, including but not limited to their respective settlement and

redemption rights and exercise price adjustments.

8.   We note that you account for the public and private warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please specifically address the cashless exercise provisions discussed in Sections 2.6 and 3.3.1(c) of the Warrant Agreement filed as Exhibit 4.5 and explain whether you believe there are potential changes to the settlement amounts that are dependent upon the characteristics of the warrant holder, and if so, how you analyzed those provisions with the guidance in ASC 815-40.

9.   Further address how you considered the "Alternative Issuance" and tender, exchange or redemption offer provisions stipulated in Section 4.4 and the Redemption Trigger Price in Section 4.3.2 of the Warrant Agreement in your equity classification of the warrants.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Brian C. Daughney, Esq.